

February 12, 2024

Roberta Brzezinski
Chief Executive Officer
Capitalworks Emerging Markets Acquisition Corp
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re: Capitalworks Emerging Markets Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2024**
> **File No. 001-41108**

Dear Roberta Brzezinski:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed January 31, 2024

Risk Factors, page 14

1. We note that you are seeking to extend your termination date to March 3, 2025, a date which is 39 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to March 3, 2025 does not comply with this rule and to address the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam Berkaw, Esq